Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization

INTAC International Holdings Limited	Hong Kong
New Tech Handels GmbH	Germany
INTAC Holdco Corp	Delaware
FUTAC Group Limited	British Virgin Islands
Global Creative International Limited	Hong Kong
INTAC Telecommunications Limited	Hong Kong
INTAC Auto Mobile Trading Company Limited	China